The following risk factors update and supplement, and should be read together with, the risk factors previously provided under “Risk Factors” in Part I, Item 3.D. in the Company’s Annual Report on Form 20-F for the year ended June 30, 2021:
Risks Related to Our Business and Industry
Our results of operations may be negatively impacted by the conflict between Russia and Ukraine.
In late February 2022, Russian military forces launched a significant military action against Ukraine (the “Russia-Ukraine crisis”), and sustained conflict and disruption in the region is likely. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions, and industries in Russia, Ukraine and Belarus, and each country’s potential response to such sanctions, tensions, and military actions could damage or disrupt international commerce and the global economy, and could have a material adverse effect on our business and results of operations.
While our business and operations are currently not significantly impacted, it is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis. For example, we have employees and clients based in Moldova, a neighboring country of Ukraine. If the armed conflict involving Russia and Ukraine were to spread to other countries such as Moldova, we may incur significant costs associated with assisting our employees with relocating to neighboring countries or providing other forms of aid. We may also lose clients or experience other disruptions of our business activities in the region.
Other consequences of the Russia-Ukraine crisis could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geo-political instability and uncertainty could have a negative impact on our ability to sell to, deliver to, collect payments from, and support clients in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could increase the costs, risks and adverse impacts from supply chain and logistics challenges. There can be no assurance that the Russia-Ukraine crisis, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on our future operations and results.
We are dependent on our existing client base and our ability to retain such clients.
Historically, a significant percentage of our revenue has come from our existing client base. For example, during the fiscal year ended June 30, 2021, 81.8% of our revenue came from clients from whom we generated revenue during the prior fiscal years. Additionally, during the fiscal years ended June 30, 2021, 2020 and 2019 our 10 largest clients accounted for 34.9%, 38.1% and 37.7% of our revenue, respectively. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent year. Further, one or more of our significant clients could get acquired and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are therefore inherently more likely to be sold at some point in the future.
In addition, the services we provide to our clients, and the revenue and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In order to successfully perform and market our services, we must establish and maintain multi-year close relationships with our clients and develop a thorough understanding of their businesses. Our ability to maintain these close relationships is essential to the growth and profitability of our business. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.
We anticipate that a limited number of clients will continue to account for a significant portion of our revenue in any given fiscal year for foreseeable future and, in some cases, a portion of our revenue attributable to an individual client may increase in the future. There can be no assurance that we will be successful in maintaining our relationship with and successfully obtaining new engagements from our existing clients. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.
Additionally, if our existing client base, notably our largest clients, are adversely impacted by the ongoing COVID-19 pandemic or the Russia-Ukraine crisis, then we may experience a decrease in demand, delays in payment or postponement of projects, which could have a material adverse effect on our business, results of operations and financial condition.
We must attract and retain highly-skilled IT professionals.
In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2021, we increased our headcount by 2,259 employees, or 34.1%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in Bosnia & Herzegovina,

Bulgaria, Croatia, Moldova, North Macedonia, Romania, Serbia and Slovenia, which we collectively refer to as Central Europe, and Argentina, Colombia, Mexico, Uruguay and Venezuela in Latin America. We believe that there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and that such competition will continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals has led to a shortage in the availability of suitable personnel in the locations where we operate and hire. In addition, the increased uncertainty and disruption resulting from the COVID-19 pandemic and the Russia-Ukraine crisis may negatively impact our ability to recruit, hire and train the IT professionals we require to operate our business. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
We must maintain adequate resource utilization rates and productivity levels.
Our profitability and the cost of providing our services are affected by our utilization rates of our employees in our delivery locations. If we are not able to maintain appropriate utilization rates for our employees involved in delivery of our services, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:
•    our ability to promptly transition our employees from completed projects to new assignments and to hire and integrate new employees;
•    our ability to forecast demand for our services (and which may be impacted due to the effects of the ongoing COVID-19 pandemic) and thereby maintain an appropriate number of employees in each of our delivery locations;
•    our ability to deploy employees with appropriate skills and seniority to projects;
•    our ability to manage the attrition of our employees; and
•    our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
Our revenue could also suffer if we misjudge demand patterns, including as a result of uncertainties related to the ongoing COVID-19 pandemic and the Russia-Ukraine crisis, and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient employees with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.
Our sales of services, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Fluctuations in our operating results may be particularly pronounced in the current economic environment due to the uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic and the Russia-Ukraine crisis. You should not rely on our past results as an indication of our future performance.
Factors that are likely to cause these variations include:
•    the number, timing, scope and contractual terms of projects in which we are engaged;
•    delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;
•    the accuracy of estimates on the resources, time and fees required to complete projects and costs incurred in the performance of each project;
•    inability to retain employees or maintain employee utilization levels;
•    changes in pricing in response to client demand and competitive pressures;
•    the business decisions of our clients regarding the use of our services or spending on technology;
•    the ability to further grow sales of services from existing clients;
•    seasonal trends and the budget and work cycles of our clients;
•    delays or difficulties in expanding our operational facilities or infrastructure;
•    our ability to estimate costs under fixed price or managed service contracts;

•    employee wage levels and increases in compensation costs;
•    unanticipated contract or project terminations;
•    the timing of collection of accounts receivable;
•    our ability to manage risk through our contracts;
•    the continuing financial stability of our clients;
•    changes in our effective tax rate;
•    fluctuations in currency exchange rates;
•    general economic conditions;
•    the impact of public health pandemics, such as the ongoing COVID-19 pandemic; and
•    the impact of unforeseen global events, such as the Russia-Ukraine crisis.
As a result of these factors, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.
Our business is subject to the risks of geo-political actions, including natural disasters, war and terrorism and public health pandemics.
A significant natural disaster, such as an earthquake, fire or a flood, a catastrophic event, such as a significant power outage, or a public health pandemic, such as COVID-19, could have a material adverse impact on our business, operating results and financial condition. In the event we are hindered by any of the events discussed above, our ability to provide our services to clients could be delayed. Additionally, a natural disaster, catastrophic event or public health epidemic could cause us or our customers to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate facilities that may not be available or adequate. Such an event could also cause an indirect economic impact on our customers, which could impact our customers’ purchasing decisions and reduce demand for our products and services.
In addition, our facilities are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, international conflicts (including the Russia-Ukraine crisis), terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct could result in lengthy interruptions in provision of our services and failure to comply with our obligations to our clients. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our services to clients as a result of system failures.
All of the aforementioned risks may be exacerbated if our disaster recovery plan proves to be inadequate. To the extent that any of the above results in delayed or reduced sales or increases our cost of sales, our business, financial condition and results of operations could be adversely affected.
Risks Related to Our International Operations
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, Russia’s recent military action in Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our products and services. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. While the economic impact of the COVID-19 pandemic continues to result in significant economic uncertainty and disruption, we cannot be certain what the overall impact of the Russia-Ukraine crisis will be on us or the global economic and market conditions. If the U.S. or European economies continue to weaken or slow or there is a global economic slowdown, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. A weak or declining economy could also cause our customers to delay making payments for our services. Additionally, any weakening or failure of banking institutions or banking systems, which could be caused by a weakening or slowdown of the U.S., European or global economies, could adversely impact our business, operating results and financial condition and negatively impact our ability to receive and make payments. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
As of June 30, 2021, we had 8,883 employees (including directors), approximately 50.3% of whom work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Austria, Australia, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Denmark, Germany, Ireland, North Macedonia, Mexico, Moldova, the Netherlands, Romania, Serbia, Singapore, Slovenia, Switzerland, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe, North America and RoW. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As a global company, our performance may also be affected by global economic conditions as well as geopolitical tensions, such as the Russia-Ukraine crisis, and other conditions with global reach. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management, which may divert management's attention from other important matters.